Exhibit 99.1

ATA Declares Special Cash Dividend of US$6.00 per ADS,

Provides Update on ATA Online Sale Transaction

Company Will Have Paid Shareholders US$7.42 per ADS in Total Cash Dividends Since 2008 IPO

Beijing, China, August 8, 2018 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its Board of Directors has declared a special cash dividend of US$3.00 per common share, or US$6.00 per American Depositary Share (ADS) in connection with and conditioned upon the final closing of the sale of ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”), the Company’s subsidiary that operates the testing services and delivery business.

The total amount of cash distributed in the dividend is expected to be approximately US$140 million. The dividend will be paid on or around August 24, 2018, to all shareholders of record as of the close of business on August 20, 2018, subject to and conditioned upon the final closing of the sale of ATA Online (the “Transaction”). The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for the quarter ended March 31, 2018, were 22.9 million. Each ADS represents two common shares.

Not including this special cash dividend, the Company has distributed approximately US$1.42 per ADS in dividends in aggregate as a measure of rewarding shareholders for their continued support since 2008.

Because the special cash dividend represents more than 25% of the closing trading price of ATA’s ADSs on August 7, 2018, the Nasdaq Stock Market (the “Nasdaq”) determined that ATA’s ADSs will trade with “due-bills” representing an assignment of the right to receive the cash dividend from the day prior to the record date through the payment date. The ADSs will not trade ex-dividend until the first business day after the payment date. Stockholders who sell their ADSs on or before the payment date will not be entitled to receive the cash dividend.

Due-bills obligate a seller of shares of stock to deliver the dividend payable on such shares to the buyer. The due-bill obligations are settled customarily between the brokers representing the buyers and sellers of the stock. ATA has no obligation for either the amount of the due-bill or the processing of the due-bill. Buyers and sellers of ATA’s ADSs should consult their brokers before trading to be sure they understand the effect of the Nasdaq’s due-bill procedures.

Mr. Kevin Ma, ATA’s Chairman and CEO, stated, “We are pleased to announce our Board’s approval of this special cash dividend, which is conditioned upon the successful completion of the third closing of the Transaction. We anticipate consummating the final closing of the Transaction earlier than our original deadline of late third quarter 2018. We appreciate the ongoing support of our shareholders as ATA continues to evolve with the ever-changing education industry in China and are pleased to be in a position to return capital to our loyal shareholders with this special dividend. Our Company completed its IPO in January 2008 at a price of $9.50 per ADS. With the addition of this special dividend, we will have paid out US$7.42 per ADS back to shareholders while pursuing acquisition opportunities within the education sector.”

Transaction Update

As previously announced in a press release on February 6, 2018, ATA entered into a share purchase agreement (as amended, the “Share Purchase Agreement”) with a group of investors including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited, a company controlled by Mr. Kevin Xiaofeng Ma, the Chairman and Chief Executive Officer of ATA;

and four holding companies controlled by certain management members of ATA Online (collectively, the “Buyer Group”), with respect to the Transaction.

Under the terms of the Share Purchase Agreement, the Buyer Group agreed to acquire all of the outstanding equity interests of ATA Online, which was then held directly or indirectly by ATA, for a total consideration of US$200.0 million in cash. The US$200.0 million in cash consideration payable by the Buyer Group for ATA Online represents an 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s ADSs on February 5, 2018). Mr. Ma paid a cash deposit in the amount of US$20.0 million to ATA as collateral and security for the payment obligations of the Buyer Group as agreed under the Share Purchase Agreement. The closing of the Transaction is expected to take place in three stages and is subject to the satisfaction of various conditions precedent in the Share Purchase Agreement. The first of the three closings was completed on April 4, 2018.

As announced in a press release on June 27, 2018, ATA, three of the four holding companies controlled by certain management members of ATA Online (the “Management Buyers”) assigned their rights and obligations under the Share Purchase Agreement to purchase a total of 15% of the equity interests in ATA Online (the “Assigned Shares”) to Zhuhai Lihonghuaying Equity Investment Partnership (LP) (the “LHHY Buyer”), a China-based entity principally engaged in private equity investments. The LHHY Buyer has purchased 15% of the equity interests in ATA Online in connection with the consummation of the Transaction’s second closing on June 27, 2018.

The Company currently expects that the third and final closing of the Transaction will be completed before the end of the third quarter of 2018, ahead of original schedule, but the Company cannot assure that all of the conditions for the third and final closing of the Transaction will be fulfilled or that the Transaction will ultimately be completed.

If the Transaction is not completed, ATA will continue to conduct the ATA Online-related business and may consider and evaluate other strategic opportunities. In such a circumstance, there is no assurance that ATA’s continuous operation of the ATA Online-related business or any alternative strategic opportunities will result in the same or greater value to shareholders as with the sale of ATA Online.

The Company also filed Form 6-Ks on February 6, 2018 and June 27, 2018, and a Form 20-F on April 12, 2018, containing additional information regarding the Transaction, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, asset management, insurance, and accounting. As of March 31, 2018, ATA’s test center network comprised 3,379 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered approximately 101.5 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of these forward-looking statements include the Company’s plan for the special dividend and the third closing of the Transaction, the anticipated benefits of the Transaction and the Company’s plan for and anticipated benefits of other potential acquisitions. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions and estimates, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com